September 6, 2014

Dear Brian:
This letter agreement (this “Agreement”) sets forth the terms and conditions of your employment with Acucela Inc., a Washington corporation, (the “Company”). This Agreement has an effective date of September 8, 2014 (the “Effective Date”). In consideration of the mutual covenants and promises made in this Agreement, you and the Company agree as follows:
1.    Position and Responsibilities.
(a)    As of the Effective Date, you will serve as a full-time employee as the Company’s Chief Operating Officer (the “COO”) and President. In this capacity, your job duties and responsibilities shall be assigned to you from time to time by the Company’s Chief Executive Officer (“CEO”) and Board of Directors (the “Board”). You will be responsible for the global operations of the Company. You shall report directly to the CEO and the Board.
(b)    Your employment location will be at the Company’s US Headquarters in Seattle, Washington. A material condition of this Agreement is that you must relocate to Seattle, Washington by the date mutually agreed upon between you, the CEO and the Board. Until that date, you may telecommute from your San Diego home, while making all necessary and appropriate trips to the Seattle office and other travel as needed. To assist in your relocation, the Company shall provide you with the relocation and commuting benefits set forth in Section 3(e) below.
2.     Term.
(a)    Your employment with the Company is at-will and either you or the Company may terminate your employment at any time and for any reason or for no reason, with or without notice or cause, in each case subject to the terms and provisions of this Agreement. The Company requests that you provide at least thirty (30) business days advance written notice of resignation.
(b)    Your service to the Board is subject to the provisions of the Company’s Articles of Incorporation, bylaws and applicable law.

3.    Salary, Incentive Compensation and Stock Options.
(a)    Base Salary. During your employment, you will be paid an annual base salary of $515,500 (the “Base Salary”), covering all time and service hours that you render, payable in the time and manner that the Company customarily pays its employees, and subject to applicable federal and state payroll withholdings.
(b)    Annual Bonus. Beginning in 2015, you will be eligible to receive an annual bonus equal to 60% of your Base Salary upon achievement of individual and Company objectives to be mutually agreed upon in writing in advance by you and the Board (the “Target Bonus”). All bonus amounts (if any) will be paid to you after the Company’s books have been closed, normally no later than March 15th of the year following the year the determination to pay the bonus was made (“Bonus Payment Date”), and you must be actively employed on the Bonus Payment Date to be eligible to receive the Target Bonus.
(c)    Interim Performance Bonus. For the period of January 1, 2015 to June 30, 2015 (the “Interim Period”), you will be eligible to receive a one-time bonus equal to 100% of your Base Salary, upon achievement of individual and Company objectives for the Interim Period to be mutually agreed upon in writing in advance by you and the Board (the “Interim Bonus”), including the hiring of a Chief Financial Officer approved by the Board and initiation of a European business development initiative. The Interim Bonus (if any) will be paid to you within 45 days following achievement of the objectives for the Interim Period (the “Interim Bonus Payment Date”), and you must be employed on the Interim Bonus Payment Date to be eligible to receive the Interim Bonus.
(d)    Director Compensation. You shall not receive any compensation in connection with your service to the Board, in any capacity.
(e)    Relocation Assistance; Commuting Expenses. To assist in your timely relocation to Seattle, Washington pursuant to Section 1(b) above, the Company will provide you with a relocation package benchmarked by the third party compensation consultant used by the Company’s Compensation Committee, the terms of which will be mutually agreed upon in writing in advance by you and the CEO and the Compensation Committee. The Company shall also provide you with reimbursement of reasonable commuting expenses (including travel and accommodations), up to a maximum amount approved by the CEO and the Compensation Committee.
(f)    Equity. In connection with your employment and subject to the approval of the Board, prior to the second fiscal quarter of 2015, you will be eligible to be granted either (i) a stock option to purchase 712,820 shares of the Company’s common stock, or (ii) a combination of stock options and restricted stock units (which awards may be less than 712,820 shares of Company common stock in the event that restricted stock units are granted based on the Company’s computations practices, as recommended to the Compensation Committee by its third party compensation consultant) (the “First Award”) under the Company’s 2014 Equity Incentive Plan (the “Plan”).
In addition, subject to the approval of the Board, you will be granted either (i) a stock option to purchase 712,820 shares of the Company’s common stock or (ii) a combination of stock options to purchase shares of the Company’s common stock and a cash award, in calendar year 2015, conditioned on a sufficient shareholder approved increase to the share reserve under the Plan (the “Second Award”).
The First Award and the Second Award shall be granted pursuant to the Plan and shall be subject to all the terms and conditions of the Plan and the applicable agreements under which the First Award and the Second Award are granted. As a condition of the grant of the First Award and the Second Award, you will be required to execute a stock option agreement, restricted stock unit agreement or a cash bonus agreement, as applicable, with the Company covering the terms and conditions of each grant. The First Award will vest in equal annual installments over four years following the date of grant subject to your continued service. The Second Award will vest as determined by the Board of Directors at time of grant. You will be able to exercise the stock options subject to First Award and the Second Award only to the extent that such awards are vested. The stock options subject to the First Award and the Second Award shall have a per share exercise price equal to the fair market value of a Company common share on the date the award is granted.
4.    Employee Benefits and Expenses. Subject to the terms herein, during your employment with the Company, you will be entitled to participate in all Company employee benefit plans and programs at this time or thereafter made available to full-time employees such as yourself (the “Benefits”). The Company may amend, modify or terminate these Benefits at any time and for any reason. In lieu of any accrual-based vacation or PTO benefits, you may take time off at your discretion, provided you maintain an acceptable level of performance and coordinate coverage for your responsibilities during the period of absence. You will also be reimbursed for reasonable and necessary business expenses upon the properly completed submission of requisite forms and receipts to the Company. Such reimbursements shall be in accordance with Company policy and any applicable laws and regulations.
5.    Consequences of Termination of Employment. Unless the Company requests otherwise, upon termination of your employment for any reason, you shall be deemed to have immediately resigned from all positions as an officer or director with the Company (and its affiliates) as of your last day of employment (the “Termination Date”). Upon termination of your employment for any reason, you shall receive payment from the Company on your Termination Date covering all of the following: (i) all unpaid salary accrued through the Termination Date, (ii) any payments/benefits to which you are entitled under the express terms of any applicable Company employee benefit plan and (iii) any unreimbursed valid business expenses. You shall be entitled to no other compensation or consideration except as may be provided in this Agreement. The unvested portion of your Options shall be forfeited upon your Termination Date and the vested portion of your Options shall expire as provided under the Plan, this Agreement and/or your stock option agreements with the Company.

6.    Termination without Cause or for Good Reason. In the event that your employment is terminated by the Company without “Cause” or by you for “Good Reason,” each as defined below, you shall receive:
(a)    An amount equal to one and a half (1.5) times your annual Base Salary paid in a single cash payment on or before the 61st date following your Termination Date;
(b)    A pro-rated annual Target Bonus, paid in a single cash payment on or before the 61st date following your Termination Date; and
(c)    If you timely elect to continue your group health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) following the Termination Date, then the Company shall continue to pay its portion of the Company’s monthly insurance premiums for you and your immediate family until the earliest of (i) eighteen months after the Termination Date, (ii) the expiration of your continuation coverage under COBRA or (iii) the date when you become eligible for coverage under the group health plan of another employer.

Notwithstanding anything to the contrary, the receipt of any of the payments and benefits provided by this Section 6 will be subject to you signing and not revoking, within 60 days following your Termination Date, a separation agreement and general release of claims in a form acceptable to the Company, which includes a general release in favor of the Company and its affiliates together with their respective officers, directors, shareholders, employees, agents and successors and assigns from any and all claims you may have against them including but not limited to, arising from your employment and/or termination of employment (the “Release”). In the event you breach the provisions of this Agreement or the Release, in addition to any other remedies of law or in equity, the Company may cease making any payments or benefits to which you otherwise may be entitled to under Section 6. You will not, however, be entitled to the payments and benefits provided by this Section 6 upon a termination of your employment due to your death or Disability.

For the purposes of this Agreement, “Cause” means any one or more of the following: (i) a material breach by you of the provisions of this Agreement (which shall include but not be limited to failure to perform duties as requested by the Board) or the proprietary information and inventions agreement between you and the Company, (ii) your conviction of (or plea of nolo contendere to) any felony or any crime of moral turpitude; (iii) your repeated failure to follow the lawful and reasonable directions of the Board, (iv) engaging in an act of gross negligence or willful and material misconduct in the performance of your employment obligation and duties, or (v) your commission of an act of fraud against, or willful misappropriation of property belonging to, the Company. The Board shall provide you with 30 days’ advance written notice detailing the basis for the termination of employment for Cause. During the 30-day period after you have received such notice, you shall have an opportunity to cure (i) or (iii), if curable (as determined at the discretion of the Board). You shall continue to receive the compensation and benefits provided by this Agreement during the 30-day period after you receive the written notice of the Company’s intention to terminate you employment for Cause.

“Disability” shall have the meaning set forth in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the “Code”).
For the purposes of this Agreement, “Good Reason” means your resignation from employment based on the occurrence of any of the following events: (i) a material breach of the provisions of this Agreement by the Company or any successor thereto; (ii) a reduction of your duties, authority or responsibilities (it shall be deemed to be a reduction of your duties, authority or responsibilities if, as a result of Company action, you are no longer a member of the Board or are no longer the Company’s President and COO), it being understood that a reduction in your responsibilities or authority shall not constitute Good Reason if (A) there is no demotion in your title or position or reduction of the scope of your duties within the Company or (B) in the event of an acquisition of the Company, you are given a position of materially similar or greater overall scope and responsibility within an acquiring company, taking into appropriate consideration that a nominally lower hierarchical role in a larger company may involve similar or greater scope and responsibility than a nominally higher role in the hierarchy of a smaller company; (iii) a material reduction in your Base Salary or Target Bonus (other than an equivalent percentage reduction in annual base salaries or target bonus opportunities that applies to the executives of the Company) and for purposes hereof, “material” means a reduction greater than 10%; or (iv) the relocation of the Company’s principal place of business to a location that is outside a 50 mile radius of the Company’s principal place of business as of the Effective Date; provided, however, that with respect to each occurrence, you must (a) within 30 days following its occurrence, deliver to the Company a written explanation specifying the specific basis for your belief that you are entitled to terminate your employment for Good Reason and (b) give the Company an opportunity to cure any of the foregoing within 30 days following delivery of such explanation; and provided the Company has failed to cure any of the foregoing within such 30 day cure period, you have terminated your employment within 30 days following expiration of such cure period. Your failure to provide notice to the Company within such 30 day period will render any resignation a resignation without Good Reason.
7.    Tax Matters.
(a)    Parachute Payments. In the event that the severance and other benefits provided for in this Agreement or otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this Section, would be subject to the excise tax imposed by Section 4999 of the Code, then, at your discretion, your severance and other benefits under this Agreement shall be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such severance and other benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of severance benefits under this Agreement, notwithstanding  that all or some portion of such severance benefits may be taxable under Section 4999 of the Code.  Any reduction shall be made in the following manner: first a pro-rata reduction of (i) cash payments subject to Section 409A of the Code as deferred compensation and (ii) cash payments not subject to Section 409A of the Code, and second a pro rata cancellation of (i) equity-based compensation subject to Section 409A of the Code as deferred compensation and (ii) equity-based compensation not subject to Section 409A of the Code. Unless the Company and you otherwise agree in writing, any determination required under this Section shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon you and the Company for all purposes.  For purposes of making the calculations required by this Section, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code.  The Company and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section.  The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section.
(b)    Notwithstanding anything to the contrary in this Agreement, to the extent (i) any payments or benefits to which you become entitled under this Agreement, or under any other agreement or Company plan, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) you are deemed at the time of such termination of employment to be a “specified employee” under Section 409A of the Code, then such payments shall not be made or commence until the earliest of (A) the expiration of the six-month period measured from the date of your “separation from service” (as such term is at the time defined in Treasury Regulations under Section 409A of the Code) from the Company; or (B) the date of your death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional 20% tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum (without interest). For purposes of Section 409A of the Code, each payment is hereby designated as a separate payment. Any termination of your employment is intended to constitute a “separation from service” and will be determined consistent with the rules relating to a “separation from service” as such term is defined in Treasury Regulation Section 1.409A-1. It is further intended that payments hereunder satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code (and any state law of similar effect) provided under Treasury Regulations Section 1.409A-1(b)(4) (as a “short-term deferral”) and Section 1.409A-1(b)(9) (as a “separation pay due to involuntary separation”). To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision will be read in such a manner so that all payments hereunder comply with Section 409A of the Code.
(c)     Withholding. Anything to the contrary notwithstanding, all payments made by the Company hereunder to you or your estate or beneficiaries will be subject to satisfaction of all tax withholding pursuant to any applicable laws or regulations.
8.    Proprietary Information and Inventions Agreement. You will be required, as a condition of your employment with the Company, to execute a proprietary information and inventions agreement.
9.    Indemnification Agreement. In connection with your employment as an officer of the Company and your service as a director of the Company, the Company and you will enter into the Company’s standard form of indemnification agreement.
10.    Assignability; Binding Nature. Commencing on the Effective Date, this Agreement will be binding upon you and the Company and your respective successors, heirs, and assigns. This Agreement may not be assigned by you except that your rights to compensation and benefits hereunder, subject to the limitations of this Agreement, may be transferred by will or operation of law.
11.    Governing Law; Arbitration. This Agreement will be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of Washington. Any controversy or claim relating to this Agreement and any breach thereof, and any claims you may have against the Company or any officer, director or employee of the Company or arising from or relating to your employment with the Company, will be settled solely and finally by arbitration in Seattle, Washington in accordance with the rules of the American Arbitration Association (“AAA”) then in effect in the State of Washington, and judgment upon such award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof, provided that this Section 11 shall not be construed to eliminate or reduce any right the Company or you may otherwise have to obtain a temporary restraining order or a preliminary or permanent injunction to enforce any of the covenants contained in this Agreement before the matter can be heard in arbitration. The arbitrator may provide that the cost of the arbitration (including reasonable legal fees) incurred by you or the Company will be borne by the non-prevailing party.
12.    Entire Agreement. Except as otherwise specifically provided in this Agreement, this Agreement contains all the legally binding understandings and agreements between you and the Company pertaining to the subject matter of this Agreement and supersedes all such agreements, whether oral or in writing, previously entered into between the parties.

13.    Covenants. As a condition of this Agreement, you agree that you will fully and timely comply with all of the covenants set forth in this Section 13 (which shall survive your termination of employment).
(a)    Upon the Termination Date, you shall execute the Company’s Proprietary Information Agreement Termination Certification (or its successor agreement);
(b)    Upon the Termination Date, you shall return to the Company all Company property including, but not limited to, computers, cell phones, pagers, keys, laboratory notebooks, business cards, intellectual property, etc. and you shall not retain any copies, facsimiles or summaries of any Company proprietary information;
(c)    You will submit any outstanding expense reports to the Company prior to the Termination Date;
(d)    You will not at any time during and subsequent to your period of employment with the Company make any disparaging statements (oral or written) about the Company, or any of its affiliated entities, officers, directors, employees, shareholders, representatives or agents, or any of the Company’s products or work-in-progress, in any manner that might be harmful to their businesses, business reputations or personal reputations; and
(e)    As of the Termination Date, you will no longer represent that you are an officer, director or employee of the Company and you will immediately discontinue using your Company mailing address, telephone, facsimile machines, voice mail and e-mail.
14.    Background Check. This offer and your employment is contingent upon a satisfactory verification of criminal, education, driving and/or employment background. This offer can be rescinded, and/or your employment terminated, based upon data received in the verification.
15.    Notice. Any notice that the Company is required to or may desire to give you as an employee of the Company pursuant to this Agreement shall be given by personal delivery, recognized overnight courier service, email, telecopy or registered or certified mail, return receipt requested, addressed to you at your address of record with the Company, or at such other place as you may from time to time designate in writing. Any notice that you are required or may desire to give to the Company hereunder shall be given by personal delivery, recognized overnight courier service, email, telecopy or by registered or certified mail, return receipt requested, addressed to the Company at its principal office, or at such other office as the Company may from time to time designate in writing. The date of actual delivery of any notice under this Section 15 shall be deemed to be the date of delivery thereof.

16.     Waiver; Severability. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to by you and the Company in writing. No waiver by you or the Company of the breach of any condition or provision of this Agreement will be deemed a waiver of a similar or dissimilar provision or condition at the same or any prior or subsequent time. Failure or delay on the part of either party hereto to enforce any right, power, or privilege hereunder will not be deemed to constitute a waiver thereof. In the event any portion of this Agreement is determined to be invalid or unenforceable for any reason, the remaining portions shall be unaffected thereby and will remain in full force and effect to the fullest extent permitted by law.
17.    Voluntary Agreement. You acknowledge that you have been advised to review this Agreement with your own legal counsel and other advisors of your choosing and that prior to entering into this Agreement, you have had the opportunity to review this Agreement with your attorney and other advisors and have not asked (or relied upon) the Company or its counsel to represent you or your counsel in this matter. You further represent that you have carefully read and understand the scope and effect of the provisions of this Agreement and that you are fully aware of the legal and binding effect of this Agreement. This Agreement is executed voluntarily by you and without any duress or undue influence on the part or behalf of the Company.

Please acknowledge your acceptance and understanding of this Agreement by signing and returning it to the undersigned. A copy of this signed Agreement will be sent to you for your records.

ACUCELA INC.	ACKNOWLEDGED AND AGREED:

/s/Ryo Kubota	/s/Brian O'Callaghan
Name: Ryo Kubota	Name: Brian O’Callaghan
Title: Founder, Chairman and CEO	Date: 10/14/14